

June 28, 2012

Via Email
David I. Portnoy
Chairman and Co-Chief Executive Officer
Cryo-Cell International, Inc.
1700 Brooker Creek Boulevard, Suite 1800
Oldsmar, FL 34677

Re: Cryo-Cell International, Inc.
             Additional Soliciting Materials filed on Schedule 14A
             Filed on June 25, 2012
             File No. 0-23386

Dear Mr. Portnoy:

We have reviewed the above filing and have the following comments.

<u>Letter from the Chairman</u>

1.   The first paragraph of your letter indicates that Messrs. Choi and Cho "were voted out by shareholders in August 2011 as a result of frustration with the Board's poor performance and a desire for a new business strategy." However, Messrs. Choi and Cho could not have been "voted out by shareholders" given that they were not included on the company's slate of nominees for consideration at the August 2011 annual meeting. Please file materials that correct this misstatement or advise. Refer to Rule 14a-9(a).

<u>General</u>

2.   In future filings, please refrain from using headings that suggest a shareholder's investment will be protected by voting for the Cryo-Cell slate.

3.   Please supplementally provide us with support for the assertion that Mr. Choi voted to approve a $2.5 million wire transfer. Also provide us with support for the assertion that Cryo-Cell de Mexico terminated its contract in 2011 due to a breach by the company.

4.   In future filings, ensure that you provide the appropriate context for the statements you make. For example, if the vote to approve the wire transfer was approved by the majority of the then-sitting board, revise to state this fact and to remove the implication that Mr. Choi alone voted for this transfer.

5.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation. In future filings, refrain from making statements that assert Mr. Choi voted to approve stock options to "enrich himself" and his brother-in-law. Refer to Rule 14a-9, Note b.

6.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Please adequately support each statement or assertion made in your soliciting materials. For example, you should support or refrain from making the following assertions in future soliciting materials:

- Mr. Choi's proposal to amend the existing Cryo-Cell bylaws was "in direct violation of Delaware law."
- "The termination meant the loss of $4.8 million in future royalty payments that would have been paid over the ensuing six-year period."
- Under the prior Board's direction, Cryo-Cell positioned itself in the markets as a low-cost provider of cord blood services. It continually ran 'Blue Light Specials.'"

7.   Further to our comment above. Please similarly support each statement or statistic regarding your accomplishments, including those discussed under "Major Initiatives & Accomplishments." For example, you should source the figures in the comparison of total RSA payments made in 2010 and 2012 and clarify whether the $900,000 figure covers payments to be made during the remainder of 2012. As another example, support representations that average revenue per enrollment increased by 61% from December 2011 to May 2012 and that under your leadership approximately 20% of new enrollees purchase cord tissue service together with cord blood and that percentage is rising. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8.   We remind you of prior comment 1 of our June 19, 2012 letter. Please ensure that statements of opinion are characterized as such and a reasonable basis exists for any such opinion. Below is a non-exhaustive list of statements which in future filings should be characterized as your opinion or belief:

- "Mr. Choi and his fellow Board members approved … an SAP customer relationship management software system *that was incongruous with Cryo-Cell's business model.*" (emphasis added)
- "Ms. Duffy is an experienced health care marketing executive with a 30-year track record for helping multi-million dollar conglomerates achieve year-over-year growth."

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail to
        Steven Lanter, Esq.
        Luse Gorman Pomerenk & Schick, P.C.